

07003061

AB 3/8

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 51357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterford Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 South Highland Avenue, Suite 2
(No. and Street)

Clearwater (City) FL (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Franklin Flanary II (804) 521-7602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreves
(Name – if individual, state last, first, middle name)

4401 Dominion Boulevard, Suite 300, Glen Allen, VA 23060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, C. Franklin Flanary II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Investor Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

C. Franklin Flanary II
Signature

Chief Financial Officer
Title



Notary Public
My Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERFORD INVESTOR SERVICES, INC.

Financial Statements

December 31, 2006

SEC ID 8 - 50007

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Supplemental Report on Internal Control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

WATERFORD INVESTOR SERVICES, INC.

Table of Contents



KEITER, STEPHENS, HURST, GARY & SHREAVES

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Officers and Directors
Waterford Investor Services, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Investor Services, Inc. at of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

February 22, 2007

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

WATERFORD INVESTOR SERVICES, INC.

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 32,787
Receivables from brokers or dealers	22,011
Receivables from non-customers	3,499
Property and equipment, net of accumulated depreciation	8,333
Other assets	9,893
Total assets	$ 76,523

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 27,223
Stockholders' equity	
Common stock, No par value; 1,000,000 shares authorized, 643,816 shares issued and outstanding	243,170
Accumulated deficit	(193,870)
Total stockholders' equity	49,300
Total liabilities and stockholders' equity	$ 76,523

See accompanying notes to financial statements.

WATERFORD INVESTOR SERVICES, INC.

Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions income	$ 586,288
Mutual fund commissions	144,554
Other revenue	11,144
Total revenues	741,986
Operating expenses:	
Stockholders' compensation and benefits	73,253
Compensation and benefits	170,589
Regulatory fees and expenses	14,889
Other expenses	682,779
Total operating expenses	941,510
Operating loss	(199,524)
Income tax expense	27,049
Net loss	$ (226,573)

See accompanying notes to financial statements.

WATERFORD INVESTOR SERVICES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock		Retained Earnings (Accumulated Deficit)
	Shares	Amount	
Balance, December 31, 2005	643,816	$ 40,670	$ 32,703
Capital Contributions	-	202,500	-
Net loss	-	-	(226,573)
Balance, December 31, 2006	643,816	$ 243,170	$ (193,870)

See accompanying notes to financial statements.

WATERFORD INVESTOR SERVICES, INC.

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (226,573)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	1,667
Deferred income taxes	27,049
Change in operating assets and liabilities:	
Receivables from brokers or dealers	(2,528)
Receivables from non-customers	2,495
Other assets	(3,505)
Accounts payable and accrued liabilities	15,002
Net cash used in operating activities	(186,393)
Cash flows from investing activities:	
Proceeds from sale of securities owned	10,848
Purchases of property and equipment	(10,000)
Net cash provided by investing activities	848
Cash flows from financing activities:	
Capital contributions	202,500
Net increase in cash and cash equivalents	16,955
Cash and cash equivalents, beginning of year	15,832
Cash and cash equivalents, end of year	$ 32,787

See accompanying notes to financial statements.

WATERFORD INVESTOR SERVICES, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Waterford Investor Services, Inc. (the "Company"), is a corporation organized in the state of Florida and operates as a broker/dealer primarily in the southeastern United States. The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD").

The Company is 90%-owned by AIC, Inc., a Virginia corporation ("AIC"). These financial statements are not intended to present the consolidated financial position and results of operations of AIC as of and for the year ended December 31, 2006.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of 3 years.

Commission Income: Gross commission income is recorded on a trade-date basis.

Income taxes: The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

WATERFORD INVESTOR SERVICES, INC.

Notes to Financial Statements, Continued

2. Property and Equipment:

Property and equipment at year-end consisted of:

Software	$ 10,000
Less: accumulated depreciation	(1,667)
Net property and equipment	$ 8,333

3. Lease Commitments:

The Company leases office space in Clearwater, Florida from a 10% stockholder of the Company. This lease expires in 2009. Rent expense for the year ended December 31, 2006 amounted to $10,056.

Minimum future payments under the noncancellable operating lease at December 31, 2006 are as follows:

2007	10,056
2008	10,056
2009	2,514
Total minimum lease payments	$ 22,626

4. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 are as follows:

Net operating loss carryforward	$ 45,732
Valuation allowance	(45,732)
	$ -

4. **Income Taxes, Continued:**

The Company has provided a valuation allowance against its deferred tax assets due to the present uncertainties regarding their ultimate realization. The 2006 income tax expense is a result of this valuation allowance being provided, and is all attributable to deferred income taxes. At December 31, 2006 the Company had net operating carryforwards of approximately $218,000, which expire at varying dates through 2023. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited by the Company's ability to generate future earnings.

5. **Net Capital Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2006, the Company had net capital of $27,570, which was $22,570 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.99 to 1.

6. **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals, institutional investors and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7. Buy/Sell Agreement:

The Company has entered into an agreement with one of its stockholders, which obligates the Company, upon exercise of the right by the stockholder to purchase the stockholder's stock in the Company. The purchase price is determined by a formula in the agreement.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (the "Standard") in May 2003. The Standard establishes the accounting guidance related to how an issuer of certain financial instruments with characteristics of both liabilities and equity classifies and measures such instruments. Under the Standard, the Company's shares of stock subject to a buy-sell agreement may be required to be reclassified as liabilities and related dividends would be reported as a financing expense. The provisions of the Standard are indefinitely deferred for the Company, as a privately-held entity.

WATERFORD INVESTOR SERVICES, INC.

Computation of Net Capital pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2006

Stockholders' equity		
Stockholders' equity qualified for net capital	$	49,300
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		49,300
Nonallowable assets and miscellaneous capital charges		
Other assets		21,725
Net capital before capital charges on firm securities		27,575
Less - haircuts on firm securities positions		5
Net capital	$	27,570
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	27,223
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	22,570
Ratio of aggregate indebtedness to net capital		0.99

See Report of Independent Accountants.

WATERFORD INVESTOR SERVICES, INC.
Computation of Net Capital pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934, Continued
December 31, 2006

Reconciliation of net capital computations as originally reported on the 4th quarter 2006 FOCUS report to the computations on the previous page

Stockholders' equity qualified for net capital as originally reported	$	53,299
Adjustment for deferred income taxes		(3,999)
Stockholders' equity qualified for net capital as reported above	$	49,300
Nonallowable assets and miscellaneous capital charges as originally reported	$	25,724
Adjustment to other assets		(3,999)
Nonallowable assets and miscellaneous capital charges as reported above	$	21,725

Note: There are no material differences between the original reported amounts as reconciled above and the amounts reported on the Company's unaudited 4th quarter 2006 FOCUS Report.

See Report of Independent Accountants.

WATERFORD INVESTOR SERVICES, INC.

Exemption Provision of Reserve Requirements pursuant
to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2006

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Accountants.



KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Waterford Investor Services, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Waterford Investor Services, Inc. ("the Company"), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kester, Stephens, Hurst, Gary & Shreaves

February 22, 2007

END